Exhibit 23

Independent Auditors’ Consent

The Board of Directors
Aetna Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-54046) on Form S-3 and the registration statements (No. 333-52120, 52122, 52124, 73052, 87722, 87726) on Form S-8 of Aetna Inc. of our report dated February 10, 2003, with respect to the consolidated balance sheets of Aetna Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002, and all related financial statement schedules, which report appears in the December 31, 2002, annual report on Form 10-K of Aetna Inc.

/s/ KPMG LLP

Hartford, Connecticut
February 10, 2003